UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Double-Take Software, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    258598101
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                                 (CUSIP Number)

                                 Mark Goldstein
                     First Eagle Investment Management, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 25, 2010
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      258598101           SCHEDULE 13D             PAGE 2 OF 7 PAGES
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    1       NAME OF REPORTING PERSON

            First Eagle Investment Management, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER
                                1,100,00
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     1,100,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,100,000

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.20%
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    14      TYPE OF REPORTING PERSON*

            IA
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CUSIP NO.     258598101            SCHEDULE 13D             PAGE 3 OF 7 PAGES
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ITEM 1.     SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock (the "Shares") of Double-Take Software, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 257 Turnpike Road, Suite 210, Southborough, MA 01772.


ITEM 2.     IDENTITY AND BACKGROUND.

        (a) This statement is filed by First Eagle Investment Management, LLC, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940 (the "Reporting Person"). The Reporting Person is a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc. The Shares reported herein are held by various clients in accounts under the Reporting Person's management and control.

        (b) The principal business address of the Reporting Person is 1345 Avenue of the Americas, New York, New York 10105.

        (c) The principal business of the Reporting Person is investing for client accounts under their management.

        (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Not applicable.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Shares reported herein were acquired at an aggregate purchase price of approximately $11,350,000. Such Shares were acquired with investment funds in client accounts under the Reporting Person's management.


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CUSIP NO.      258598101            SCHEDULE 13D             PAGE 4 OF 7 PAGES
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ITEM 4      PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Shares for investment purposes in the ordinary course of its business pursuant to investment strategies, including risk arbitrage, because it believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

         Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

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CUSIP NO.     258598101             SCHEDULE 13D             PAGE 5 OF 7 PAGES
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ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

        (a) As of the close of business on June 29, 2010, the Reporting Person is deemed to be the beneficial owner of 1,100,000 Shares, constituting approximately 5.20% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 21,151,336 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2010 for the year ended March 31, 2010.

        (b) By virtue of investment management agreements with its clients, the Reporting Person shares with such clients voting and dispositive powers over the 866,871 Shares reported herein., which powers are exercised by the Principals and the Portfolio Managers.

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Except as otherwise indicated, all of the transactions in Shares listed on Schedule A hereto were effected in the open market.

        (d) Clients of the Reporting Person have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares reported herein.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

None.


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CUSIP NO.      258598101              SCHEDULE 13D            PAGE 6 OF 7 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2010

                                      FIRST EAGLE INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President


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CUSIP NO.      258598101              SCHEDULE 13D            PAGE 7 OF 7 PAGES
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                                   SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)
-------------------    -----------------------     -------------------

     4/28/10			50,000			10.79
     5/04/10		  	10,000			10.61
     5/05/10			40,000			10.18
     5/06/10			62,558			9.39
     5/07/10			37,442			9.1
     5/10/10			25,000			9.39
     5/17/10			150,000			10.30
     6/01/10			23,169			10.31
     6/02/10			101,831			10.40
     6/03/10			50,000			10.40
     6/04/10			8,395			10.36
     6/07/10			16,605			10.37
     6/08/10			34,142			10.36
     6/09/10			12,208			10.36
     6/10/10			21,783			10.36
     6/11/10			36,056			10.36
     6/23/10			196,811			10.47
     6/24/10			33,784			10.52
     6/25/10			90,216			10.50


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